

May 4, 2011

Mr. Peter J. Burlage
President and Chief Executive Officer
PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, TX 75254

> **Re:** **PMFG, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Forms 10-Q for the Periods Ended October 2, 2010 and**
> **January 1, 2011**
> **Definitive Proxy Statement on Schedule 14A filed October 20, 2010**
> **File No. 1-34156**

Dear Mr. Burlage:

We have reviewed your response letter filed April 21, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations – Consolidated, page 37</u>

1. We note your response to comment five from our letter dated March 15, 2011. So that we may better understand the reasons for the increase to your warranty provision in fiscal 2011, please supplementally explain to us the improved information that you now have regarding claims history. To the extent that this improved information has caused you to change the assumptions you use to determine your warranty provision,

please show us how you will revise your critical accounting policy disclosures (currently presented on page 49) in future filings to describe these assumption changes and quantify the impact of the changes on your warranty provision.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Andrew Schoeffler, Senior Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John M. Hartz
Senior Assistant Chief Accountant

cc: Melissa Beare, PMFG, Inc.
          via facsimile at (972) 559-6320